Mail Stop 4561
Via Fax (713) 918-8000

March 17, 2009

Stephen B. Solcher
Chief Financial Officer
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042

>   **Re: BMC Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2008**
>   **Filed on May 21, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
>   **Filed on February 6, 2009**
>   **File No. 001-16393**

Dear Mr. Solcher:

    We have reviewed your response letter dated March 2, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 17, 2009.

Form 10-K for the Year Ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Acquired Technology, In-Process Research and Development, Goodwill and Intangible Assets, page 25

1.   We note from your response to prior comment 1 that you concluded written consents of the valuation specialist were not required to be obtained because your

"disclosures do not attribute [your] determination of fair value estimates to those specialists nor do such disclosures state or imply that any information has been reviewed or passed upon by those specialists." Tell us if you considered removing the reference to the use of the third-party valuation specialist or further expanding your disclosure to address the nature and extent of the Company's reliance on their work.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief